Palo Alto, California 94304-1050 : 650.493.9300 f: 650.493.6811
Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

May 5, 2022

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sergio Chinos, Staff Attorney

Asia Timmons-Pierce, Special Counsel

Re:	AXT, Inc. Amendment No. 5 to Registration Statement on Form S-3 Filed April 14, 2022 File No. 333-258196

Ladies and Gentlemen:

On behalf of our client, AXT, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated April 28, 2022, relating to the above-referenced Registration Statement on Form S-3 (“Amendment No. 5”). We are concurrently submitting via EDGAR this letter and a revised draft of Amendment No. 5 (“Amendment No. 6”). For the Staff’s reference, we are providing to the Staff by overnight delivery a copy of this letter as well as both a clean copy of Amendment No. 6 and a copy marked to show all changes from Amendment No. 5.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed such comment with the Company’s response.

Cover Page

1.	We note your response to comment 6 and reissue our comment. Please revise your cover page.

In response to the Staff’s comment, the Company updated its cover page disclosure to reflect that the Securities and Exchange Commission adopted rules to implement the Holding Foreign Companies Accountable Act.

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san diego san francisco seattle shanghai washington, dc wilmington, de

Securities and Exchange Commission

May 5, 2022

Please direct any questions regarding the Company’s response or Amendment No. 6 to me at (650) 849-3240.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Andrew D. Hoffman
Andrew D. Hoffman

cc:	Dr. Morris S. Young, AXT, Inc. Gary L. Fischer, AXT, Inc.